Merus Labs International Inc. files Management Information Circular for Proposed Acquisition by Norgine B.V.

  Acquisition with Significant Premium to Merus Shareholders
  Arrangement Affords Opportunity to Realize Immediate and Certain Fair Cash Value for Shares

TORONTO, Ontario — June 5, 2017 — Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI) (“Merus” or the “Company”) is pleased to announce today that it has filed on SEDAR and mailed to Merus shareholders (“Shareholders”) the notice of special meeting, management information circular (the “Circular”), letter of transmittal and related proxy materials in respect of the Company’s special meeting of Shareholders (the “Special Meeting”) to be held at 10:00 am (Toronto time) on July 10, 2017 at the offices of Torys LLP, 33rd Floor, 79 Wellington Street West, Toronto, Ontario.

At the Special Meeting, Shareholders will be asked to approve the Company’s previously announced transaction with Norgine B.V. (“Norgine”), whereby Norgine will acquire all of the issued and outstanding common shares of Merus (the “Shares”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) as described in the News Release of Merus dated May 11, 2017. Assuming the Arrangement becomes effective, each Shareholder will receive cash consideration of C$1.65 for each Share held.

Some Benefits to Shareholders:

Premium to Shareholders – The consideration of C$1.65 per Share to be received by Shareholders under the Arrangement represents a premium of approximately 63.4% based on the pre-announcement closing price of the Shares on the TSX and 58.8% on the NASDAQ.

Realize Immediate Value – The consideration being offered to Shareholders under the Arrangement is all cash, which allows Shareholders to immediately realize value for all of their investment and provides certainty of value and immediate liquidity.

Certainty of Closing – The conditions of the Arrangement are not conditional upon financing or due diligence and Norgine has sufficient means to complete the Arrangement in accordance with its terms.

Support Agreements – Certain directors and officers of Merus, who hold approximately 4.8% of the outstanding Shares have entered into lock-up agreements with Norgine to vote in favour of the Arrangement.

The Merus Board of Directors UNANIMOUSLY recommends that Shareholders vote
FOR the Arrangement.

Shareholder Voting

A proxy form or voting instruction form will accompany the Meeting materials you receive by mail.

Instructions on how to vote

Securityholders are encouraged to vote before 10:00 am (Toronto time) on July 6, 2017, using the internet, telephone or facsimile.

Registered Shareholders

Registered Shareholders as of the close of business on June 1, 2017 will be entitled to vote at the Special Meeting.

Registered Shareholders may vote in person at the Meeting, by mail or by:

•	Internet: vote online at www.investorvote.com using the control number located on your proxy;
•	Telephone: 1-866-734-VOTE(8683), toll free in Canada and United States; or
•	Fax: 1-866-249-7775, toll free in Canada and United States; or 416-263-9524 for calls outside of Canada and the United States.

Beneficial Shareholders

Beneficial Shareholders who hold Merus Shares through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them on the voting instruction form included in the meeting materials they receive.

For more information, please contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free), 416-304-0211 (collect calls outside of North America) or assistance@laurelhill.com.

Shareholders are urged to carefully review the Circular and accompanying materials as they contain important information regarding the Arrangement and its consequences to Shareholders. Full details of the Arrangement are included in the Circular, which is available under Merus’ profile at www.sedar.com.

About Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About Norgine

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com.

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

CONTACT:

For Further Information on Merus: Dr. Michael Bumby, CFO, T: +1.905.726.0995, info@meruslabs.com, www.meruslabs.com;

For Further Information on Norgine: Christopher Bath, CFO, T: +44(0)1895 453723; Media: Isabelle Jouin, T: +44 (0)1895 453643; Follow us @norgine; www.norgine.com